COVID-19 Demo Day: See 13 startups fighting the virus →

ReGrained

Infrastructure Technology Food B2C B2B

What if the #1 solution to climate change is also a billion dollar opportunity?

REGRAINED.COM BERKELEY CALIFORNIA


WHAT IF THE
#1 SOLUTION
TO CLIMATE CHANGE
WERE ALSO A
BILLION DOLLAR
OPPORTUNITY?



Jordan and I started homebrewing as undergrads, where we were surprised by our first-hand experience with how much grain we wasted with each batch. We discovered that our hobby only scratched the surface, and realized that "upcycling" this grain could not only benefit the environment, but could also be the foundation of a successful business.

Dan Kurzrock CEO & Co-Founder @ ReGrained

Why you may want to support us...

1. FoodTech: Patent-protected upcyclng tech that profitably reduces waste and feeds people.
2. Industry leading strategic investors: Griffith Foods, MolsonCoors Brewing, Barilla Group.
3. Resilient “platform” model: Revenue generated via both industrial ingredients and finished goods.
4. B2B: In active ingredient development partnerships with global food and beverage companies
5. B2C: Award-winning consumer packaged good line with growing distribution.
6. Mission Driven: Certified B. Corp, 1% For The Planet, and Sustainable Packaging Collaborative.
7. Thought leadership: Co-Founded Upcycled Food Association. Forbes 30 Under 30.
8. Upcycled Food Market: valued at $47B, with 5% CAGR

Why investors ❤ us

WE'VE RAISED $4,619,061 SINCE OUR FOUNDING

ReGrained is revolutionizing the way we think about waste and ingredients. They've pioneered a patented technology to turn otherwise wasted outputs of the supply chain into better-for-you ingredients that can be used in almost any consumer product. What better way to reduce waste than re-purposing it into something delicious? Puffs and bars are just the start! I fully expect to see ReGrained as an ingredient in every consumer product within the next decade.

Benjamin Chesler

LEAD INVESTOR | INVESTING $15,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Dan Kurzrock
CEO & Co-Founder
Forbes 30 under 30: Food and Beverage. MBA in Sustainable Business from Presidio Graduate School. Upcycled Food Association Co-Founding Executive Board. Naturally Bay Area Advisory Board.



Dalton Allen
COO & CFO
Entrepreneur, operator & venture capital investor with 30+ years experience in the food and technology industries.



Jordan Schwartz
Co-Founder
Forbes 30 under 30: Food and Beverage. Co-Founded ReGrained, with a focus on innovation and operations.



John Gross
Digital Marketing Director
Owner of Fat Earth Agency. Accomplished eCommerce executive for better for you & the planet food and beverage direct to consumer brands.



Micah Goldman
Director of Sales
Team lead for our CPG business development organization. Micah is an accomplished Sales Director and Business Development professional in the CPG industry for dozens of brands.



Manuel Gonzalez
Advisor
Former Global Head of Innovation for the world's largest Food and Ag bank. Currently founder and managing partner of Global Revolution in Food Fund.



Riley Bright
Marketing Manager
Skilled in Sales Development, Field Marketing, and Event Management.



Philip Saneski
VP of Product
Chef and product developer specializing in food waste innovation.



Dr. Tara McHugh
USDA-ARS Research Lead
Center Director and Healthy Processed Foods Research Lead, USDA-ARS: 25+ years experience in food processing, chemistry and engineering research at USDA. She has authored or co-authored over 200 peer reviewed publications and 12 patents.

In the news

Rescuing Grain, Upcycling Is Our Game

In college we learned how to make our own beer. Every 6-pack we brewed left us with 1 pound of grain. We were hauling this grain out to the dumpster until we started baking bread with it. At first, our goal was to make enough money to brew beer for free. We soon realized the possibilities were much bigger. Breweries produce tens of billions of pounds of grain each year, in the U.S. alone!


The 20 BILLION POUNDS per annum of Brewer's "Spent" Grain is our initial commercial focus.

Further research confirmed that brewers' grain has incredible nutritional value, functional properties, and flavor. The sugars go into the beer, leaving behind plant protein, prebiotic fiber, and micronutrients.


REGRAINED SUPERGRAIN+®
Functional & Nutritional Benefits
Functional:
+ Flavor (toasty, nutty, neutral)
+ Color (caramel, dark)
+ Texture (crunchy)
Nutritional:
+ Dietary Fiber
+ Prebiotic Fiber (e.g. AX, β-glucans)
+ Phenolic compounds (e.g. hydroxycinnamic acid)
+ Protein (relatively high in essential amino acid, lysine, compared to other cereal products)
+ Lower caloric content (compared to other grains)
+ Nutrients (Magnesium, Iron, Maganese, Phosphorous, and Zinc)
ReGrained SuperGrain+ is unique because it offers both functional and nutritional benefits all in one versatile product without compromising flavor.
70% DV OF DIETARY FIBER
15% DV OF PROTEIN
20% DV OF ZINC
76% DV OF MANGANESE

We created ReGrained to identify healthy food that is overlooked in the production process, and rescue it, in-line, using our patented technology to create delicious, versatile, better for you ingredients and our own branded products. Our first and flagship product is ReGrained SuperGrain+, a premium, versatile, functional and flavorful "flour."

As an ingredient and development partner, we upcycle at scale by activating co-branded, product development partnerships with many of the brands you know and love.


POWERED BY
UPCYCLED SUPERGRAIN


REGRAINED SUPERGRAIN+®
Sample Research & Development Pipeline Summary
Bakery:
Bread
Cookies
Pizza
Soft Pretzels
Muffins/Waffles/Cakes
Baking Mixes
Snack:
Chips & Pretzels
Crackers
Extruded
Other Center Store:
Pasta
Bread & Various Baking Mixes
Boxed Cereal
Hot Cereal
Beverage:
Non-Dairy Milks
Smoothie
Frozen:
Frozen Pizza
Ice Cream
Condiments:
Sauces
Gravies
Protein Systems:
Plant-based meat
Coatings
Seasoning Blends
Supplements:
Prebiotic
Dietary Fiber
Pet:
Pet Food
Pet Treats

We rolled out branded, consumer-facing puffs and bars, made with SuperGrain+, to build demand, educate the market, generate near-term cashflow, and collect market data. Our CPG products are now available in thousands of stores and online.


REGRAINED
URBAN GARDEN
HONEY CINNAMON
CHOCOLATE COFFEE

It all started with a vision to recover the billions of pounds of grain generated by breweries. Through R + D, we discovered that our patented tech can also be used to rescue other food. Some additional sources that we have successfully created new products from include pressings from juice or oats and almonds leftover from milking. So, the $46.7 billion market for upcycled food waste is our oyster.


REGRAINED TECHNOLOGY

Our Billion Dollar Question...


WHAT IF THE
#1 SOLUTION
TO CLIMATE CHANGE
WERE ALSO A
BILLION DOLLAR
OPPORTUNITY?

The Problem

The negative environmental impacts of our food supply chains are staggering.

The single most impactful lifestyle choices we make every day are in what and how we choose to eat. According to the cross-sectoral experts that conducted Project Drawdown, shifting our diets to be less wasteful and more plant-based is the most pressing solution within our individual control.


FOOD WASTE
IS A GLOBAL
PROBEM.
By The Numbers
40% of all food grown is wasted
30% of farmland is dedicated to crops that are never eaten
3x Lake Geneva's water volume goes down the drain annually
37 million cars' worth of greenhouse emissions are generated
$218 billion a year is spent growing, processing, transporting, and disposing of edible food

If global food waste was a country, it would be the third-largest producer of greenhouse gases.


Gigatons carbon dioxide equivalent (2011/2012)
12
10
8
6
4
2
0
10.7
5.8
4.4
2.9
2.3
China
United States
Food loss
and waste
India
Russia

Note: Figures reflect all six anthropogenic GHG emissions, including those from land use, land-use change, and forestry (LULUCF). Country data are for 2012, while the food loss and waste data are for 2011 (the most recent data available). To avoid double counting, the food loss and waste emissions figure should not be added to the country figures.
Sources: CAIT (2017); FAO (2015a).

♻ Our Part of The Solution: Upcycling

"Upcycling" is all about putting nutritious delicious food to its best use—feeding people.

The ReGrained platform uniquely creates new foods from crops that have already been cultivated, harvested, and "used." This is truly *found* food—meaning that all the costs and impact have already been absorbed, yielding more from less.


UPCYCLING
IS A LEADING
SOLUTION.
$46.7B
estimated market
size of Upcycled
Food industry*
95%
of consumers think it is
important to do their part to
reduce food waste**
60%
of consumers are looking to buy
more products with upcycled
ingredients**

Enter ReGrained



UPCYCLED
ReGrained is the leading upcycled FoodTech platform.
Upcycling is a means of **fighting food waste** by elevating undervalued and overlooked ingredients, like the grain used to brew beer.
We deploy patented technology and culinary science to profitably close the loop & put food to its best use—feeding people.
With every decision, we strive to create **tangible benefits** to the environment, society, & shareholders.
ReGrained is an innovative modern food company that authentically **links profit and purpose.**

What The Plus!? ReGrained SuperGrain+ = Versatile, Upcycled, Prebiotic, Hero Ingredient

ReGrained SuperGrain+® is a functional food that features a surprisingly impressive nutritious profile, with superior levels of protein and fiber and other nutrients with fewer calories relative to other grains.

It is also a great source of *prebiotic* fiber. Prebiotic fiber supports digestive health by providing food for the probiotic bacteria that live in your gut.



REGRAINED SUPERGRAIN+®
Our Flagship Offering—
a premium, versatile, functional, & flavorful "flour"
Added fiber + prebiotics
Natural coloring agent
Natural thickener
Water Holding Capacity
Oil Binding Capacity
Great flavor
Sustainability Story
FUNCTIONAL INNOVATION
DESSERT
BREAKFAST
SNACKS
BAKERY/ DOUGH


REGRAINED AND GUT HEALTH
DIETARY FIBER
ReGrained SuperGrain+® offers superior levels of dietary fiber to slow down digestion, effectively regulating blood glucose and cholesterol
% Fiber (Fiber/Serving)
All Purpose Flour
Almond Flour
Quinoa Flour
Whole Wheat Flour
Oat Flour
Chickpea Flour
ReGrained SuperGrain+
PREBIOTIC FIBER
Nature's pairing to probiotics (gut bacteria). ReGrained SuperGrain+® is packed with prebiotics that support the immune system and improve overall digestive health.

🔄 We Started with B2C to Validate Demand and Generate Cash, but the Big Vision (and Money) is in B2B Partnerships


Our Business Model
Flour
Breweries
Juiceries
Crispies
B2B Sales
Oat Milk
Value-Added Systems
Other Sources
Puffs
CPG Sales
Bars
Baking Mixes (future)
ReGrained is a hybrid Consumer Packaged Goods (CPG) and business-to-business (B2B) ingredient platform.
We operate a vertically integrated supply chain from our sourcing partners to processing operation.
Our branded puffs and bars build demand, educate the market, and generate near-term cashflow. ReGrained products are available in thousands of stores through retail, food service, ecommerce, and alternative channels.
We leverage this robust awareness into industrial scale B2B ingredient sales by activating co-branded product development partnerships.

🙋‍♀️ We Recently Launched Five Puffs SKUs on the B2C Side...


MEET THE WORLD'S FIRST UPCYCLED PUFFS.
EAT UP!
REGRAINED
Upcycled and delicious, crunchy and nutritious, these bold flavored SuperGrain+® Puffs represent an even bolder idea—that each bite can be better for you AND the planet.

Traction To-date


2018-2020 REVENUE SNAPSHOT
$500,000.00
$400,000.00
$300,000.00
$200,000.00
$100,000.00
$0.00
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Jan-April 2020
2018:
-Bar "Soft" Launch
-Focus on Tech R&D, Machinery Dev
-Ingredient R&D, Innovation
-B2B strategic partnerships
2019:
-Patent Granted
-B2B Biz Dev
-Ingredient R&D
-Machinery Development
-Retail Growth
-Costly Voluntary Product Pull from compostable packaging failure
-CPG Rebrand
2020:
-COVID19
-Puff launch!
-B2C pivot
-Pacing for 4x YoY growth
-National retailer launches in H2
-Cobrand pipeline continue to progress


2017-2020 GRAIN RESCUE TOTALS
(lbs)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
2017
2018
2019
2020 (Projected)

Note: this slide contains forward looking projections which cannot be guaranteed.

Upcycled Food Association

Meet Our Strategic Investors


Strategic Investors
Brewery conglomerate, representing nearly infinite global supply.
Global food science, product development, and ingredient innovation leader
Multi-National Pasta Giant, Food Manufacturer

Our Plan for the Next 12-18 Months

[Need something here]

This is Dan, Our Founder, Outlining Our Mission


TEDx
Have Your Beer and Eat It Too | Dan Kurzrock | TEDxIndiana...
Watch later
Share
EAT BEER.

This an animated short film we produced to explain upcycling in a fun, engaging way


Ralph and Roxy's Upcycling Adventure
Watch later
Share

ReGrained X Square Pie Guys Pizza Pop-Up


Regrained & Square Pie Guys
Watch later
Share

ReGrained Chicken + Waffles Pop-Up


ReGrained x Suite Foods: Chicken, Waffles, and Beer!
Watch later
Share

🌾 Join Us

We are a proud B Corp, on a mission to massively reduce food waste, and save our planet. And build a huge company, capitalizing on a $46.7 billion untapped market, to do that.



Invest $100

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

Most crudely put, ReGrained turns trash into money. More delicately, we create value from overlooked supply chains by rescuing food from processors using patented technology to create tasty upcycled superfoods—along the way, creating tangible benefits to the environment, to society, and to shareholders, including, potentially, you.

Where will your company be in 5 years? ⌄

The global platform for upcycled food commercial innovation. It all started with recovering the billions of pounds of brewers grain, but our vision extends to other ingredients conventionally considered byproducts, like juice pulp, currently going to animal feed, compost, or landfill. We already work with many of the large brands that you know and love as an ingredient and development partner. We will have products in every category, in every aisle of the grocery store.

Why did you choose this idea? ⌄

Jordan and I started homebrewing as undergrads, where we were surprised by our first-hand experience with how much grain we wasted with each batch. We discovered that our hobby only scratched the surface, and realized that "upcycling" this grain could not only benefit the environment, but could also be the foundation of a successful business.

What is your business model? ⌄

ReGrained is a hybrid Consumer Packaged Goods (CPG) and business-to-business (B2B) ingredient platform.

We operate a vertically integrated supply chain from our sourcing partners to processing operation.

Our branded puffs and bars build demand, educate the market, and generate near-term cashflow. ReGrained products are available in thousands of stores through retail, food service, ecommerce, and alternative channels.

We leverage this robust awareness into industrial scale B2B ingredient sales by activating co-branded product development partnerships.

What progress have you achieved to-date?

We have created demand, launched a consumer brand, are scaling our tech and are concurrently developing brand recall through co-branded product development.

ReGrained, in partnership with the USDA-ARS, invented a technology solution (patent-pending) to rescue, process, and stabilize highly nutritious, saturated food manufacturing byproducts.

ReGrained is currently in active co-branded product development with global CPG brands and manufacturers, has expanded into national distribution and has shared its mission via features in international media and has been formally recognized for their innovation and food waste mitigation thought leadership.

Why did you start with the grain wasted in beer production? What plans do you have for expanding into other food groups?

A little bit of luck, a lot of curiosity, and years of research and development led us to focus on this first.

Our roots were as homebrewers, and while our vision today extends far beyond the grain from beer production, we started with what was familiar. Every 6-pack we brewed left us with a pound of grain. We knew that only the sugars were "taken" by the beer, leaving lots of good stuff behind. At a commercial scale we extrapolated that billions of pounds must be generated, and learned that the best case is that it ends up as animal feed.

From a nutritional perspective, there are decades of research that illustrate how compelling the potential of this supply chain is. At the same time, there were no commercial examples. One of the big reasons was a lack of viable food safe processing technology, which we ultimately developed.

From a product development perspective, we also discovered that the "flour" we could make was surprisingly tasty and versatile. A lot of these ostensible "superfood" ingredients prove difficult to work with due to off flavors and other challenging sensory properties. Chefs and product developers alike were consistently impressed with the results.

This meant we not only had abundant supply, but also demand if we could figure out how to connect the dots.

It turns out that the technology we developed to solve the processing issues is uniquely suited to safely, efficiently, and economically process other saturated foodstuffs like, oat/nut milk residue, fruit/vegetable pulp, and others into premium food ingredients. This sets us up to not just be a platform connecting the beer and food industries, but for upcycling a variety of ingredients at scale.

What do you mean by "upcycling"?

Upcycling elevates food to its highest use: feeding people. With upcycling, we are improving the way we value resources and helping to create a food system that can do more with less, creating tangible benefits to the environment and society.

We work with our brewery partners to take the grain that they have already used to brew beer. In the industry this grain is known as brewery "spent" grain (BSG), which is a total misnomer given the concentration of awesome nutrients left behind.

How do you think about your competition?

Honestly, it is great to see the space grow.

When we came up with the idea in 2010, it was hard to not fall prey to the classic appeal-to-tradition: "if it's such a great idea, why hasn't this been done before?"

In the decade since then, we've helped the upcycled market explode. Part of that success means that we've de-risked the space for new entrants. We've seen brands emerge to seize the opportunity of novel supply chains, as well as the typical crop of "me-too" business models that a healthy market can support. Some are scrappy, others are well-funded, but we find the activity from all very exciting.

This is one of the reasons why we felt so strongly about helping to create an Upcycled Food Association. Food Waste is a big problem, ad upcycling is a huge opportunity. The moment we stop having "enough" to go around will be a reason to celebrate a mission accomplished.

That said, we have yet to come across an approach exactly like ReGrained's that leverages a food technology infrastructure to create an ingredient platform, while using an in-house brand to shorten commercialization cycles and build demand.

How big is the market for upcycled food?

Recently, the "Upcycled Food" industry was valued by FoodDive as a $46.7B prize, an impressive sum considering the markets nascency, but one we would argue is underestimated. By exactly how much, it is difficult to say. As the Upcycled Food Association, we are still in the quantification process, but we know there are conservatively tens of billions of pounds of potential supply. Some, like ReGrained SuperGrain+ will fetch a few dollars a pound. Others, less.

It also depends on how you define upcycling. You could argue that upcycling is a new term to describe an age-old practice of creating co-products including broth (from butcher bones), "baby" carrots (from full size carrots too ugly to sell as is), whey protein (from cheese), and less savory examples like hot dogs (from everything but the squeal!).

Is your primary focus B2C or B2B? Why are you tackling both simultaneously, rather than focus on one business model?

We are tackling both simultaneously because the strategies are integrated into a cohesive plan to build as much value in the business as possible.

Broken down, there are two main reasons: 1) We need to first develop the market for our ingredients in order to build demand. 2) Cash Flow.

Long-term, B2B will be the lion's share of our business. By selling ingredients, we will maximize both revenue and impact. However, the sales cycles are LONG.

In the near-term, our B2C brand not only generates sales. It also both creates and demonstrates the value and consumer acceptance of a new ingredient category. In doing so, we protect our status as a premium hero ingredient, as opposed to a low margin commodity.

What revenue traction have you made to-date?

Candidly, revenue has not been the primary focus to-date. In our first phase, we have primarily been a research and development organization focused on developing and scaling our technology, ingredients, and applications while laying the groundwork for our business partnership pipeline.

Our bars generated some revenue, but have mostly been used to test messaging, earn share of voice, gain distribution and generate awareness. The bar category doesn't have the margins or addressable market size to justify much more.

With the launch of our puffs, this story is changing. Already in the first quarter of 2020 we sold more than in all of 2019, and that is in the face of COVID-19 and delayed retail entries.

Sales cycles on ingredients are very long. We expect our first partnership to come to fruition later this year, with ingredient sales scaling more in 2021. Once these land, they will scale quickly.

Why are you the right team to build this business?

xx

Who are your strategic investors, and why did they invest?

Our strategic investors represent stakeholder groups from supply chain through shopping cart. Each hold a minority position in the company, but deliver major value beyond the money.

Griffith Foods is a global food science, product development, and ingredient innovation leader. For food companies around the world, Griffith Foods is
the product development partner that specializes in ingredients that meet the evolving needs and desires of consumers in ways that respect and sustain the planet. Griffith Food's invested in ReGrained for strategic alignment they incorporate our offerings within their portfolio and scale industrial sales.

Barilla is a multi-national Italian food company with a number wholly owned of brands outside the pasta category. ReGrained fits within Barilla's "Good for You. Good for The Planet." mission. We were one of their BLU1877 funds first investments, and continue to work with together on new product development and commercialization.

MolsonCoors is a one of the world's largest brewery conglomerates. For ReGrained, this represents nearly infinite global supply. TAP Ventures is their investment arm, focused on early stage entrepreneurs. Our success increases the value of their largest waste stream by volume, and supports their sustainability and environmental stewardship priorities.

Our customers are also our strategic investors. In 2018 we conducted a record-setting equity crowdfunding campaign on MicroVentures. With over 700 consumer investors, we have democratized our capitalization in a very innovative way. This community (which you may already be a part of, and if not we hope you will be joining) is who turn to for feedback, to launch new products, to generally champion our mission, and ultimately own our success with us.

What is your long-term vision?

Much of this has already been stated, but one facet that has not come up yet is our vision for global deployment. Food and Beverages are processed all over the world. This opportunity exists everywhere. Our vision is ultimately to deploy our technology in regional "ReGraineries." We get particularly excited when considering how we might do this in the Global South in a way that reduces waste, feeds people, and creates jobs.

How will investors make money by investing in ReGrained?

ReGrained is focused on creating lasting change, but the beauty of a business model that creates value from waste is that we can do this while generating competitive returns for our investors. We are not seeking an acquisition in the near-term, especially in the face of COVID-19, but this is a very possible longer-term positive outcome. Other positive outcomes include a stock buy-back after a future round, or dividend payments after profitability is achieved.